Knightscope, Inc.

1070 Terra Bella Avenue

Mountain View, California 94043

April 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	Knightscope, Inc. Registration Statement on Form S-3

Filed on April 4, 2025

File No. 333-286404 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Knightscope, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on April 11, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

KNIGHTSCOPE, INC.

By:	/s/ William Santana Li
William Santana Li
Chief Executive Officer and President

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP

Jayun Koo, Esq., Haynes and Boone, LLP